Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com

Peter Wortel Investor Relations +31 20 655 9658 pwortel@aercap.com

PRESS RELEASE	For Media: Frauke Oberdieck Corporate Communications +31 20 655 9616 foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2012 Financial Results

Adjusted net income and earnings per share for the full year 2012 was $258.0 million and $1.96 respectively.  During 2012:

• 59 aircraft were sold with an average age of nearly 10 years,

• 26.5 million shares were repurchased at a 33% discount to book value,

• $1.1 billion of new aircraft were purchased, and

• $1.5 billion of financing transactions were completed.

Amsterdam, Netherlands; February 20, 2013 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights

•                  Fourth quarter 2012 reported net income was $11.2 million, compared with $76.4 million for the same period in 2011. Fourth quarter 2012 reported basic and diluted earnings per share was $0.09, compared with $0.54 for the same period in 2011.

•                 Fourth quarter 2012 included a $54.6 million charge, net of tax, relating to the sale of our ALS portfolio which is essentially offset by expected future servicing fees and interest income.

•                  Fourth quarter 2012 adjusted net income was $67.5 million, compared with $79.8 million for the same period in 2011. Fourth quarter 2012 adjusted earnings per share was $0.57, unchanged from the same period in 2011.

•                  The sale of our ALS securitization portfolio results in cash generation of approximately $380 million, inclusive of expected future servicing fees, and reduces the average age of the AerCap portfolio to 5.1 years.

•                  Net interest margin earned on lease assets, or net spread, was $159.9 million in the fourth quarter of 2012 compared with $178.3 million for the same period in 2011. Net interest margin as a percentage of average lease assets was 8.5% for fourth quarter 2012 as compared with 9.0% for the same period in 2011.  The decrease is attributable primarily to the sale of the ALS portfolio.

•                  Total assets were $8.6 billion at December 31, 2012, a decrease of 8% over total assets of $9.1 billion at December 31, 2011. The net decrease was primarily attributable to the sale of the ALS portfolio, which was partially offset by new aircraft deliveries.

•                  The debt to equity ratio was 2.7 to 1 at December 31, 2012, unchanged from December 31, 2011.

•                  Financing transactions totaling $670 million were closed, including a $285 million working capital facility.

•                  Unrestricted cash as of December 31, 2012 was $520.4 million. In addition, the undrawn working capital facility of $285 million was available.

Aengus Kelly, CEO of AerCap, commented: “2012 was an outstanding year for AerCap. We became the first and only independent lessor to be rated investment grade. We also executed a large share buyback program that has generated significant value for our shareholders. In addition, we continued with our proactive portfolio management strategy, disposing of over $1.4 billion of predominantly older aircraft and acquiring over $1.1 billion of new aircraft on long term leases. All of this was achieved as we continued to produce industry leading profitability with $258 million of adjusted net income.”

Full Year 2012 Financial Highlights

•                  Full year 2012 reported net income was $163.7 million, compared with $172.2 million for full year 2011. Full year 2012 reported basic and diluted earnings per share was $1.24, compared with $1.17 for full year 2011.

•                  Full year 2012 adjusted net income was $258.0 million, compared with $303.1 million for full year 2011. Full year 2012 adjusted earnings per share was $1.96, compared with $2.07 for full year 2011.

•                  Net interest margin earned on lease assets, or net spread, was $684.2 million for the full year 2012 compared with $718.1 million for full year 2011. Net interest margin as a percent to average lease assets was 8.70% for full year 2012 as compared with 9.05% for full year 2011. The decrease is attributable primarily to the sale of the ALS portfolio.

•                  Repurchases of 26.5 million shares were completed in 2012 with a total cost of $320 million (average price per share of $12.06). The book value per share at December 31, 2012 was $18.74, as compared with $16.28 at December 31, 2011.

AerCap’s CFO, Keith Helming, added: “We are extremely pleased with our capital raising initiatives during 2012, completing $1.5 billion of financing transactions including the Company’s initial $300 million unsecured bond issuance in May. Additionally, the fourth quarter sale of our ALS portfolio and closing of the working capital facility improved the company’s liquidity by $650 million. As a result, the Company is extremely well positioned for 2013 with year-end liquidity of over $800 million including unrestricted cash.”

Net Income

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2012	2011	(decrease)	2012	2011	(decrease)

Net income	$11.2	$76.4	(85)%	$163.7	$172.2	(5)%
Plus: mark-to-market of interest rate caps, net of tax	—	3.4	(100)%	12.5	51.3	(76)%
share-based compensation, net of tax	1.7	1.3	31%	6.3	5.4	17%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	12.9	81.1	(84)%	182.5	228.9	(20)%
Plus: buy-out of the Genesis portfolio servicing rights, net of tax	—	—	NA	—	21.4	(100)%
(gain) loss on discontinued operations	—	(1.3)	(100)%	—	52.8	(100)%
non-recurring charges to interest expense from the early repayment of secured loans, net of tax	—	—	NA	20.9	—	NA
net loss on sale of ALS portfolio	54.6	—	NA	54.6	—	NA
Adjusted net income	67.5	79.8	(15)%	258.0	303.1	(15)%

The decrease in adjusted net income, in the fourth quarter of 2012 compared with the fourth quarter of 2011, was driven primarily by the impact from defaults and restructurings.

Revenue and Net Spread

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2012	2011	(decrease)	2012	2011	(decrease)

Lease revenue:
Basic lease rents	$222.2	$237.2	(6)%	$931.9	$951.3	(2)%
Maintenance rents and other receipts	11.2	26.0	(57)%	65.3	99.2	(34)%
Lease revenue	233.4	263.2	(11)%	997.2	1,050.5	(5)%
Net (loss) gain on sale of assets	(47.5)	0.1	(47,600)%	(46.4)	9.3	(599)%
Management fees and interest income	6.0	5.2	15%	19.7	21.8	(10)%
Other revenue	0.3	8.0	(96)%	2.0	12.3	(84)%
Total revenue	$192.2	$276.5	(30)%	$972.5	$1,093.9	(11)%

Basic lease rents were $222.2 million for the fourth quarter of 2012, a decrease of 6% compared with the same period in 2011, due primarily to the sale of the ALS portfolio. Our average lease assets decreased by 5% to $7.5 billion compared with the fourth quarter of 2011.

Basic rents, maintenance rents and other receipts, or total lease revenue, for the fourth quarter of 2012 was $233.4 million, compared with $263.2 million for the same period in 2011, a decrease of 11%. The decrease is driven by the sale of the ALS portfolio and defaults and restructurings.

Net loss on sale of assets for the fourth quarter of 2012 was $47.5 million. This included a $59.9 million pretax loss on sale of the ALS portfolio. Net gain on sale of aircraft excluding this $59.9 million loss was $12.4 million, compared to $0.1 million for the same period in 2011.

	Three months ended				Twelve months ended
	December 31,				December 31,
				% increase/			% increase/
	2012		2011	(decrease)	2012	2011	(decrease)

Basic lease rents	$222.2		$237.2	(6)%	$931.9	$951.3	(2)%

Interest on debt	62.3	(a)	62.8	(1)%	286.0	292.5	(2)%
Plus: mark-to-market of interest rate caps	—		(3.9)	(100)%	(14.4)	(59.3)	(76)%
non-recurring charges to interest expense from repayment of secured loans	—		—	NA	(23.9)	—	NA
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from the early repayment of secured loans	62.3		58.9	6%	247.7	233.2	6%

Net interest margin, or net spread	$159.9		$178.3	(10)%	$684.2	$718.1	(5)%

(a)           Interest on debt for the quarter ended December 31, 2012 includes $6.7 million of amortization of debt issuance costs. Interest on debt for the year ended December 31, 2012 includes $51.0 million of amortization of debt issuance costs.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $62.3 million in the fourth quarter of 2012, a 6% increase compared with the same period in 2011. The increase was driven primarily by an increase in the amount of long-term, fixed rate funding. Net spread in the fourth quarter of 2012 decreased 10% compared with the same period in 2011, due primarily to the sale of the ALS portfolio.

Selling, General and Administrative expenses

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/				% increase/
	2012	2011	(decrease)	2012	2011		(decrease)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$0.1	$(1.1)	(109)%	$(2.9)	$2.8		(204)%
Share-based compensation expenses	1.9	1.5	27%	7.5	6.2		21%
Other selling, general and administrative expenses	21.1	22.1	(5)%	78.8	111.7	(a)	(29)%
Total selling, general and administrative expenses	$23.1	$22.5	3%	$83.4	$120.7		(31)%

(a)           Other selling, general and administrative expenses for the twelve months ended December 31, 2011 includes $24.5 million one-time pre-tax charge relating to the buy-out of the Genesis portfolio servicing rights.

Effective Tax Rate

AerCap’s blended effective tax rate during the full year 2012 was 5.2%. The blended effective tax rate in 2011 was 6.7%.

Financial Position

			% increase/
			(decrease)
			over
	December	December	December
	31, 2012	31, 2011	31, 2011

Total cash (incl. restricted)	$800.2	$648.4	23%
Flight equipment held for lease	7,261.9	7,895.9	(8)%
Total assets	8,581.4	9,107.6	(6)%
Debt	5,803.5	6,111.2	(5)%
Total liabilities	6,458.5	6,824.3	(5)%
Total equity	2,122.9	2,283.3	(7)%

Debt/equity ratio	2.7	2.7	0%

As of December 31, 2012, AerCap’s portfolio consisted of 333 aircraft that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition, adjusted net income excludes the following non-recurring charges:

•                  Fourth quarter 2012 adjusted net income of $67.5 million excludes the loss on sale of the ALS portfolio of $54.6 million, net of tax.

•                  Adjusted net income of $258.0 million for the twelve months ended December 31, 2012 excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax and the loss on sale of the ALS portfolio of $54.6 million, net of tax.

•                  Adjusted net income of $303.1 million for the twelve months ended December 31, 2011 excludes the one-time charge relating to the buy-out of the Genesis portfolio servicing rights of $21.4 million, net of tax and the one-time charges relating to the sale of AeroTurbine of $52.8 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

Following is a reconciliation of adjusted net income to net income for the three- and twelve-month periods ended December 31, 2012 and 2011:

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2012	2011	(decrease)	2012	2011	(decrease)

Net income	$11.2	$76.4	(85)%	$163.7	$172.2	(5)%
Plus: mark-to-market of interest rate caps, net of tax	—	3.4	(100)%	12.5	51.3	(76)%
share-based compensation, net of tax	1.7	1.3	31%	6.3	5.4	17%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	12.9	81.1	(84)%	182.5	228.9	(20)%
Plus: buy-out of the Genesis portfolio servicing rights, net of tax	—	—	NA	—	21.4	(100)%
(gain) loss on discontinued operations	—	(1.3)	(100)%	—	52.8	(100)%
non-recurring charges to interest expense from the early repayment of secured loans, net of tax	—	—	NA	20.9	—	NA
net loss on sale of ALS portfolio	54.6	—	NA	54.6	—	NA
Adjusted net income	67.5	79.8	(15)%	258.0	303.1	(15)%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Wednesday, February 20, 2013 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9692 or (International) +31-20-794-8504 and referencing code 4589204 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Wednesday, February 20, 2013, at 12:30 pm Eastern Time at The Waldorf Astoria (the Peacock Alley West Room), 301 Park Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q412

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	December 31, 2012		December 31, 2011

Assets
Cash and cash equivalents	$520,401		$411,081
Restricted cash	279,843		237,325
Trade receivables, net of provisions	6,636		16,063
Flight equipment held for operating leases, net	7,261,899		7,895,874
Net investment in direct finance leases	21,350		25,094
Notes receivables	78,163		5,200
Prepayments on flight equipment	53,594		95,619
Investments	93,862		84,079
Intangibles	18,100		29,677
Inventory	—		13,953
Derivative assets	9,993		21,050
Deferred income taxes	79,726		91,258
Other assets	157,851		181,359
Total Assets	$8,581,418		$9,107,632

Liabilities and Equity

Accounts payable	$739		$4,142
Accrued expenses and other liabilities	91,951		74,458
Accrued maintenance liability	421,830		452,582
Lessee deposit liability	86,268		102,844
Debt	5,803,499	*	6,111,165
Accrual for onerous contracts	—		3,971
Deferred revenue	39,547		47,994
Derivative liabilities	14,677		27,159
Total liabilities	6,458,511		6,824,315

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,363,535 ordinary shares issued and outstanding)	1,193		1,570
Additional paid-in capital	927,617		1,340,205
Treasury stock	—		(100,000)
Accumulated other comprehensive income (loss)	(14,401)		(8,513)
Accumulated retained earnings	1,207,630		1,043,974
Total AerCap Holdings N.V. shareholders’ equity	2,122,039		2,277,236
Non-controlling interest	868		6,081
Total Equity	2,122,907		2,283,317

Total Liabilities and Equity	$8,581,418		$9,107,632

* Includes $64.3 million of subordinated debt received from our joint venture partners

	December 31, 2012	December 31, 2011
Supplemental information
Debt/equity ratio	2.7	2.7
Debt/equity ratio (adjusted for subordinated debt)	2.6	2.6

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011

Revenues
Lease revenue	$233,396	$263,197	$997,147	$1,050,536
Net (loss) gain on sale of assets	(47,456)	125	(46,421)	9,284
Management fee revenue	4,915	4,185	17,311	19,059
Interest revenue	1,120	912	2,471	2,761
Other revenue	248	8,034	2,012	12,283
Total Revenues	192,223	276,453	972,520	1,093,923

Expenses
Depreciation	81,868	89,832	357,347	361,210
Asset impairment	5,226	4,011	12,625	15,594
Interest on debt	62,301	62,795	286,019	292,486
Operating lease-in costs	1,625	3,012	6,119	12,069
Leasing expenses	12,465	15,174	72,122	58,432
Provision for doubtful accounts	—	1,024	—	3,335
Selling, general and administrative expenses	23,079	22,481	83,409	120,746
Total Expenses	186,564	198,329	817,641	863,872

Income from continuing operations before income taxes and income of investments accounted for under the equity method	5,659	78,124	154,879	230,051

Provision for income taxes	162	(5,374)	(8,067)	(15,460)
Net income of investments accounted for under the equity method	3,261	2,393	11,630	10,904

Net income from continuing operations	9,082	75,143	158,442	225,495

Income (loss) from discontinued operations, net of tax (AeroTurbine)	—	1,318	—	(52,745)

Net income	9,082	76,461	158,442	172,750

Net loss (income) attributable to non-controlling interest	2,072	(73)	5,214	(526)

Net income attributable to AerCap Holdings N.V.	$11,154	$76,388	$163,656	$172,224

Total earnings per share, basic and diluted	$0.09	$0.54	$1.24	$1.17

Weighted average shares outstanding, basic and diluted	119,152,475	140,562,684	131,492,057	146,587,752

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011

Net income	$9,082	$76,461	$158,442	$172,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,868	89,832	357,347	384,855
Asset impairment	5,226	4,011	12,625	24,496
Amortization of debt issuance costs	6,683	7,036	50,989	33,001
Amortization of intangibles	2,850	3,382	11,577	17,319
Provision for doubtful accounts	—	1,024	—	4,843
Capitalised interest on pre-delivery payments	(244)	(301)	(1,108)	(675)
Net loss (gain) on sale of assets	47,456	(125)	46,421	(12,939)
Profit (loss) on discontinued operations (AeroTurbine)		(1,318)	—	52,745
Mark-to-market of non-hedged derivatives	(402)	(5,357)	2,059	23,167
Deferred taxes	(230)	11,318	7,695	23,892
Share-based compensation	1,917	1,469	7,127	6,236
Changes in assets and liabilities:
Trade receivables and notes receivable, net	1,411	(1,861)	912	(16,434)
Inventories	430	2,517	7,877	(18,100)
Other assets and derivative assets	552	(169)	(2,732)	(41,056)
Other liabilities	(23,255)	(2,741)	(13,710)	(23,255)
Deferred revenue	(1,470)	(446)	(2,215)	(9,289)
Net cash provided by operating activities	131,874	184,732	643,306	621,556

Purchase of flight equipment	(360,426)	(79,950)	(1,038,657)	(763,159)
Proceeds from sale/disposal of assets	452,957	24,957	781,278	140,785
Prepayments on flight equipment	(5,949)	(13,794)	(35,016)	(47,077)
Sale of subsidiaries	—	119,917	—	119,917
Purchase of investments	—	—	—	(2,500)
Movement in restricted cash	8,493	(26,694)	(64,491)	(15,831)
Net cash provided by (used in) investing activities	95,075	24,436	(356,886)	(567,865)

Issuance of debt	365,255	189,100	1,297,087	1,672,089
Repayment of debt	(283,057)	(278,751)	(1,195,170)	(1,626,556)
Debt issuance costs paid	(14,720)	(7,254)	(43,177)	(37,306)
Repurchase of shares	(102,678)	(39,368)	(320,092)	(100,000)
Maintenance payments received	28,196	35,106	132,046	110,358
Maintenance payments returned	(12,976)	(10,772)	(49,728)	(54,751)
Security deposits received	10,591	6,100	25,624	20,135
Security deposits returned	(6,915)	(3,951)	(21,856)	(37,190)
Net cash used in financing activities	(16,304)	(109,790)	(175,266)	(53,221)

Net increase in cash and cash equivalents	210,645	99,378	111,154	470
Effect of exchange rate changes	102	(143)	(1,834)	6,161
Less cash and cash equivalents of discontinued operations at end of period	—	37,509	—	—
Cash and cash equivalents at beginning of period	309,654	274,337	411,081	404,450
Cash and cash equivalents at end of period	$520,401	$411,081	$520,401	$411,081